SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70

Publicly Held Company

NOTICE TO THE MARKET

Braskem S.A. (“Braskem” or “Company”), in accordance with CVM Rule 358/02 and complementing the information disclosed in the Material Facts dated 01/22/2010, 04/27/2010 and in the Notices to the Market dated 01/29/2010 and 05/10/2010, hereby announces that on this date the Company’s management called a shareholders’ meeting to resolve on, among other matters, the ratification of the acquisition by the Company of a controlling interest in Quattor Participações S.A.(“Quattor”), in accordance with Article 256 of Federal Law 6,404/76. In view of the fact that the average acquisition price of the shares in Quattor does not surpass one and a half times the amounts described in Item II of Article 256, Braskem shareholders dissenting from the resolution approving this acquisition are not entitled to withdrawal rights.

The acquisitions by the Company of the shares representing control of Unipar Comercial e Distribuidora S.A. and of Polibutenos S.A. Indústrias Químicas will not be submitted to ratification by the meeting of Braskem shareholders, given that the studies and analyses conducted determined that that acquisition prices do not constitute a relevant investment for Braskem or meet the criteria provided for in Article 256, II of Federal Law 6,404/76.

Additional information on the matters on the agenda of the shareholders' meeting, including those required by CVM Rule 481/09, are available on the website of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br), of the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and of the Company (www.braskem.com.br/ir).

São Paulo, November 30, 2010

Braskem S.A.

Marcela Dreamer

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.